

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 8, 2013

<u>Via E-mail</u>
Mr. Kent Ausburn
CEO, CFO, Secretary, Treasurer and Director
L3 Corp.
52 Grand View Lane
Bellingham, WA 98229

> **RE: L3 Corp.**
> **Item 4.01 Form 8-K**
> **Filed May 3, 2013**
> **File No. 333-178482**

Dear Mr. Ausburn:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1. Your disclosure regarding reportable events and disagreements with the former accountant covers "the periods referred to above," which appears to be the period from July 5, 2011 (Inception) to December 31, 2012. The disclosure should state whether during your two most recent fiscal years and any subsequent interim period through the date of resignation there were any reportable events or disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its reports. As such, please revise in an amended Form 8-K to cover the period from July 5, 2011 (Inception) to May 2, 2013. In the event of disagreement(s) and/or reportable event(s), provide the specific disclosures required by Item 304(a)(1)(iv) and (v) of Regulation S-K.

2. Please amend your Form 8-K to state, if true, that you did not consult with your new accountant during the period from July 5, 2011 (Inception) to April 30, 2013, the date of engagement of your new accountant. Refer to Item 304(a)(2) of Regulation S-K.

3. To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statements made in your amended Form 8-K.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       In responding to our comments, please provide a written statement from the company acknowledging that:

-   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

-   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     You may contact me at (202) 551-3866 with any questions.

                                        Sincerely,

                                        /s/ Jeffrey Gordon

                                        Jeffrey Gordon
                                        Staff Accountant